Giga-tronics Incorporated

5990 Gleason Drive
Dublin, California 94568

October 26, 2018

BY EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance

Attention: Caleb French, Office of Electronics and Machinery

Re: Giga-tronics Incorporated

Registration Statement on Form S-1

Filed October 17, 2018

File No. 333-227874

Dear Mr. French:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Giga-tronics Incorporated hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on October 30, 2018, or as soon as practicable thereafter.

Thank you for your attention to this matter.

Sincerely,

GIGA-TRONICS INCORPORATED

By:	/s/ Lutz P. Henckels
Lutz P. Henckels
Executive Vice President and Chief Financial Officer